[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]




October 24, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      JNLNY Separate Account - I (PII)
         File Nos. 811-08401 and 333-70384

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 35 under the Securities Act of 1933, and Amendment No. 139 under the Investment Company Act of 1940, to the registration statement. We are making this filing under rule 485(a)(1) of the Securities Act of 1933.

The proposed disclosure, in supplement format, reflects no novel issues. We revised our existing For Life Guaranteed Minimum Withdrawal Benefit (GMWB) with Bonus and Annual Step-Up ("LifeGuard Freedom GMWB") and our existing Joint For Life GMWB with Bonus and Annual Step-Up ("LifeGuard Freedom GMWB With Joint Option") to allow for an increase in the charge when there is a step-up on or after the fifth Contract Anniversary. We also revised the allowable Guaranteed Annual Withdrawal Amount percentages under these two GMWB's and we changed the age at which the "For Life Guarantee" becomes effective. As a result of these changes, we also revised related GMWB conversion disclosure.

Please note that several more offerings will contain these GMWB revisions. Regarding these additional offerings, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Following are the representations requested in the Commission's press release dated June 24, 2004:

     STATEMENT OF REGISTRANT'S POSITION

     Notwithstanding our providing below the requested acknowledgements, we respectfully disagree with your characterization of them as a "'Tandy' Representation." The term has, in fact, taken on a special meaning with adverse connotations in the lexicon of securities law terminology. As originally developed and so used until recently, the Tandy letter procedure reflected a compromise where a registrant sought to go effective immediately notwithstanding the SEC staff having commenced an inquiry into a possible securities law violation by the registrant. We are aware of no such inquiry.

Securities and Exchange Commission
Page 2
October 24, 2008


     TANDY ACKNOWLEDGEMENTS

     We hereby acknowledge and agree as follows:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
          o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, Registrant reserves all rights, in the event of litigation, to make use of its participation in the comment process and the record of correspondence between Registrant and the Staff to the extent legally permissible and consistent with the foregoing representations.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing.

Please  call or e-mail me with your  questions  or  comments.  My direct line is
(517) 367-3835, and my e-mail address is tony.dowling@jnli.com.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel